================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF NOVEMBER, 2005

                                   ----------

                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  November 15, 2005
                                        By:     /s/ Mira Watterman
                                                ------------------------------
                                                Mira Watterman
                                                Executive Assistant to the CEO

[SHAMIR LOGO]   SHAMIR OPTICAL INDUSTRY LTD
                Kibbutz Shamir, Upper                    Tel: 972-4-6947810
                Galilee, 12135 Israel                    Fax: 972-4-6951302
                E-Mail: shamir_opt@shamir.co.il          http://www.shamir.co.il

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION CONTACT
Investor Relations Contacts:
Jeffrey Goldberger / Marybeth Csaby            Roni Gavrielov / Asaf Porat
KCSA Worldwide                                 KM / KCSA Investor Relations
212-896-1249 / 212-896-1236                    +972-3-516-7620
jgoldberger@kcsa.com / mcsaby@kcsa.com         roni@km-ir.co.il/asaf@km-ir.co.il


                       SHAMIR OPTICAL INDUSTRY LTD REPORTS
                           THIRD QUARTER 2005 RESULTS

                           REVENUES OF $19.4 MILLION

             NET INCOME OF $1.9 MILLION, OR $0.12 PER DILUTED SHARE

       NET INCOME (EXCLUDING STOCK - BASED COMPENSATION) OF $2.1 MILLION,
                           OR $0.12 PER DILUTED SHARE

KIBBUTZ SHAMIR, ISRAEL, NOVEMBER 15, 2005 - Shamir Optical Industry Ltd (Nasdaq:
SHMR), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced unaudited financial results for the third quarter ended September 30, 2005.

For the third quarter of 2005, revenues were $19.4 million, an increase of 9.6% compared to revenues of $17.7 million for the third quarter of 2004. Gross profit for the quarter was $10.8 million, or 55.7% of revenues, an increase of 22.4% from gross profit of $8.9 million, or 49.9% of revenues in the same period last year.

Operating income was $2.6 million, or 13.4% of revenues for the third quarter of 2005, a decrease of 8.0 % from operating income of $2.8 million, or 16.0% of revenues in the same period last year. Net income for the quarter was $1.9 million or $0.12 per diluted share, an increase of 27.6% compared to pro forma net income of $1.5 million for the comparable period in 2004.

SHAMIR OPTICAL / PAGE 2

Excluding the effects of non-cash stock-based compensation expenses, for the third quarter of 2005, operating income was $2.7 million, or 14.1% of revenues. This was a decrease of 4.1% from operating income of $2.9 million in the same period last year.

Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter was $2.1 million, compared to $1.5 million for the comparable period in 2004. The reconciliation of GAAP net income to adjusted net income is set forth below in this release.

As of September 30, 2005, the Company had cash and cash equivalents including short-term investments of $45.3 million.

Commenting on its third quarter results, Giora Ben-Zeev, Chief Executive Officer of Shamir Optical, said, "During the quarter, Shamir continued to make progress in executing its business plan. In the United States, sales to third-party manufacturers and sales of Shamir Insight Inc. ("SII"), our U.S. distribution center, continued to execute according to plan. We also increased our total ownership in SII to 90%. In addition, our new Turkish subsidiary, Altra-Turkey, experienced operational progress and is currently staffed at levels to support strong results in the future."

Mr. Ben-Zeev added, "Our U.K. subsidiary, Altra U.K. (previousely "Cambridge"), began to implement a strategic marketing plan to support its efforts in England. Today, Altra U.K. is concentrating its efforts on promoting its laboratory capabilities and increasing the penetration of Shamir lenses directly to buying groups, independent ophthalmologists, opticians and optometrists. While we are confident that we have made the appropriate organizational changes that will result in long-term growth, Altra U.K. is going to require a few quarters to establish substantial traction."

Mr. Ben-Zeev concluded, "On November 7, we signed an agreement to purchase a 51% interest in our current South African optical distributor, which is subject to board approval and final due diligence. This operation will serve as an anchor in South Africa, where we also plan to expand our market share. As part of our strategic objective, we will continue to penetrate new markets and expand our footprint in geographies we have identified as strong opportunities to market progressive lenses."

SHAMIR OPTICAL / PAGE 3

FY 2005 GUIDANCE (IN MILLIONS):

Revenues                     $82 - $84

GAAP Earnings                $ 8 - $ 8.5

Non-GAAP Earnings            $ 9 - $ 9.5

CONFERENCE CALL:

Shamir Optical has scheduled a conference call for 9:00 a.m. EST today, November 15, to discuss third quarter results. To participate in the call, please dial 800-247-9979 (U.S. and Canada), or 973-409-9254 (International). For those unable to participate there will be replay available from 12:00 p.m. EST on November 15, 2005 through 11:59 p.m. EST, November 22, 2005. To listen to the replay, please call: 877-519-4471 (U.S. and Canada), 973-341-3080
(International). The ID code for the replay is 6673606.

The call will be available as a live, listen-only webcast at www.kcsa.com. An archive of the webcast will be available approximately 2 hours after the conclusion of the live call. To listen to the live call, please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

ABOUT NON - GAAP FINANCIAL MEASURES
This press release includes a financial measure defined as a non-GAAP financial measure by the Securities and Exchange Commission: adjusted operating income and adjusted net income. This measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir Optical Industry Ltd believes that adjusted operating income and adjusted net income provides meaningful supplemental information that these numbers exlude the non-cash, one-time charge related to tax effects from when we changed the structure of our company from an A.C.S. into an Israeli limited liability company, and the effect of non-cash stock-based compensation expenses.

ABOUT SHAMIR
Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible business disruptions from acquisitions; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (Tables to follow)

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                              As of         As of
                                                                           December 31,  September 30,
                                                                              2004          2005
                                                                            --------      ---------
                                                                                         (Unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                                   $  6,235      $  40,252
Short-term investment                                                              -          5,024
Trade receivables (1)                                                         15,394         16,428
Other receivables and prepaid expenses                                         3,099          4,134
Inventory                                                                     16,296         17,046
                                                                            --------      ---------
  TOTAL CURRENT ASSETS                                                        41,024         82,884
LONG-TERM INVESTMENTS:
Severance pay fund                                                             1,765          1,854
Long-term loan to a related party                                                  -            319
Investments in affiliates                                                        666            678
                                                                            --------      ---------
  TOTAL LONG-TERM INVESTMENTS                                                  2,431          2,851
PROPERTY, PLANT AND EQUIPMENT, NET                                            15,609         17,275
GOODWILL AND OTHER ASSETS                                                      6,280         10,834
                                                                            --------      ---------
  TOTAL ASSETS                                                              $ 65,344      $ 113,844
                                                                            ========      =========
CURRENT LIABILITIES:
Short-term bank credit and loans                                            $ 10,986      $   8,321
Current maturities of long-term loans                                          3,857          2,011
Trade payables                                                                 4,624          5,077
Dividend payable                                                               5,201          1,398
Accrued expenses and other liabilities                                         8,531          9,998
                                                                            --------      ---------
  TOTAL CURRENT LIABILITIES                                                   33,199         26,805
LONG-TERM LIABILITIES:
Long-term loans                                                                4,664          8,411
Accrued severance pay                                                          2,049          2,197
Deferred income taxes                                                            432            351
                                                                            --------      ---------
  TOTAL LONG-TERM LIABILITIES                                                  7,145         10,959
MINORITY INTERESTS                                                             7,370          7,101
                                                                            --------      ---------
TEMPORARY EQUITY
  Issued and outstanding: 502,400 shares at December 31, 2004 and no
 shares at September 30, 2005                                                  3,000              -
                                                                            --------      ---------
SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
  Authorized: 12,711,332 shares at December 31, 2004 and 100,000,000 shares at September 30, 2005; Issued and outstanding: 12,208,932 shares
at December 31, 2004 and 16,256,514 shares at September 30, 2005                  29             37
Additional paid-in capital                                                    10,053         64,751
Deferred stock compensation                                                     (844)          (961)
Foreign currency translation adjustments                                       1,236            544
Retained earnings                                                              4,156          4,608
                                                                            --------      ---------
  TOTAL SHAREHOLDERS' EQUITY                                                  14,630         68,979
                                                                            --------      ---------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                $ 65,344      $ 113,844
                                                                            ========      =========

(1) Net of allowance for doubtful accounts of $ 533 and $ 555 as of December 31, 2004 and September 30, 2005, respectively

                           SHAMIR OPTICAL INDUSTRY LTD
                        Consolidated Statements of Income
                (US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (Unaudited)

                                                   Three Months Ended         Nine Months Ended
                                                      September 30,              September 30,
                                                 ----------------------      ----------------------
                                                   2004          2005          2004          2005
                                                 --------      --------      --------      --------
Revenues, net                                    $ 17,731      $ 19,440      $ 51,437      $ 60,291
Cost of revenues                                    8,881         8,606        24,759        27,365
                                                 --------      --------      --------      --------
Gross profit                                        8,850        10,834        26,678        32,926

Operating Expenses:
     Research and development costs                   459           429         1,461         1,275
     Selling and marketing expenses                 4,161         5,937        12,876        16,914
     General and administrative expenses            1,377         1,733         3,060         4,770
     Stock based compensation                          23           132            23           474
                                                 --------      --------      --------      --------
Total operating expenses                            6,020         8,231        17,420        23,433
                                                 --------      --------      --------      --------
Operating income                                    2,830         2,603         9,258         9,493

Financial expenses (income) and other, net            158           (46)          643          (140)
                                                 --------      --------      --------      --------
Income before taxes on income                       2,672         2,649         8,615         9,633
Taxes on income                                       328           793         1,391         3,405
                                                 --------      --------      --------      --------
Income after taxes on income                        2,344         1,856         7,224         6,228

Equity in losses of affiliates, net                     2             -            43             -
Minority interest in earnings (loss) of
subsidiaries                                          411           (86)          795           264
                                                 --------      --------      --------      --------
Net income                                       $  1,931      $  1,942      $  6,386      $  5,964
                                                 ========      ========      ========      ========

Pro forma - additional taxes on income                409             -         1,218             -
                                                 --------      --------      --------      --------
Pro forma net income                             $  1,522      $  1,942      $  5,168      $  5,964
                                                 ========      ========      ========      ========

Non-GAAP adjustment:
     Non-cash tax expenses related to change
     of tax status                                      -             -             -          (414)
     Stock based compensation, net                    (23)         (109)          (23)         (369)
                                                 --------      --------      --------      --------
Non-GAAP net income                              $  1,545      $  2,051      $  5,191      $  6,747
                                                 ========      ========      ========      ========

Net earnings per share:
     Basic                                            (*)      $   0.12      $   0.51      $   0.39
                                                               ========      ========      ========
     Diluted                                          (*)      $   0.12      $   0.49      $   0.38
                                                               ========      ========      ========

Non-GAAP net earnings per share :
     Basic                                            (*)      $   0.13      $   0.41      $   0.44
                                                               ========      ========      ========
     Diluted                                          (*)      $   0.12      $   0.40      $   0.43
                                                               ========      ========      ========


Number of shares:
     Basic                                            (*)        16,111        12,598        15,177
     Dilutive                                         (*)        16,494        12,935        15,639

     (*) The company did not present EPS data for the three months ended September 30, 2004 in its Form F-1.